FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

**Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934**

For the month of May 2007
Commission File Number 1-31318

Gold Fields Limited
(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
24 St Andrews Road
Parktown, 2193

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel +27 11 644-2400
Fax+27 11 484-0639
www.goldfields.co.za

Barrick Sells Gold Fields Shares

Enquires

Willie Jacobsz
Tel   +27 11 644-2460
Fax   +27 11 484-0639
williej@goldfields.co.za

Nerina Bodasing
Tel   +27 11 644-2630
Fax   +27 11 484-0639
Nerina.bodasing@goldfields.co.za

Johannesburg, 24 May 2007. Pursuant to the composite transaction through which Gold Fields Limited (Gold Fields) (NYSE, JSE, DIFX: GFI) acquired Western Areas Limited and the South Deep Gold Mine (South Deep), Gold Fields is pleased to announce the following update to its share register.

As a result of the composite transaction Barrick Gold Corporation (Barrick) received 18,701,944 Gold Fields shares as part payment for its 50% stake in South Deep.

On reconciliation of its share register it has come to the attention of Gold Fields that Barrick has reduced its holding in Gold Fields from 18,701,944 to 4,630,250 shares.

- end -

Directors: A J Wright (Chairman), I D Cockerill[†] (Chief Executive Officer),K Ansah[#], A Grigorian°, N J Holland[†] (Chief Financial Officer), G Marcus,
J M McMahon[†], J G Hopwood, D M J Ncube, R L Pennant-Rea[†], P J Ryan, T M G Sexwale, C I von Christierson
[†]British, [#]Ghanaian, °Russian
Corporate Secretary: C Farrel

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 24 May 2007

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs